SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                16 April, 2003


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              71 Lombard Street
                              London EC3P 3BS
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 16 April, 2003 re: AGM Statement



46/03                                                         16 April 2003


LLOYDS TSB GROUP ANNUAL GENERAL MEETING STATEMENT


The following is an extract from the statements made by Maarten van den Bergh, Chairman and Peter Ellwood, Group Chief Executive of Lloyds TSB Group at the company's annual general meeting in Glasgow (16 April 2003).



"In the UK, from where the Group derives the vast majority of its earnings, the slowdown in economic growth has partly been alleviated by the continued strength of the housing market and high levels of consumer spending. We expect levels of growth in the housing market and consumer spending to fall during 2003.



Notwithstanding the slowdown in the UK and all major global economies, Lloyds TSB continued to make progress in 2002, with strong market share performances in many of its key product areas, and good growth in customer lending and deposits. During the year the Group also achieved its target of an average 2.5 products per customer, whilst maintaining its strict control on operational expenses. Costs in 2002, excluding acquisitions and growth in operating lease depreciation, were held flat. Profit before tax for the year, however, fell by 18 per cent to GBP2,607 million, partly as a result of a significant increase in provisions for bad and doubtful debts but also as a result of a number of special items including additional provisions for redress to past purchasers of certain pension and endowment products, and a negative investment variance of GBP952 million in our insurance businesses, reflecting the weakness of equity markets.



The business environment in which we operate is characterised by increasing levels of competition, volatile equity markets and increasing government regulation of the financial services industry. Against this backdrop, Lloyds TSB will continue to focus on its long standing principles of prudent and sustainable revenue growth from the creation of value for customers, tight management of its cost base and strong credit risk management. With a clear focus on these core strengths, and supported by a dedicated and resourceful team of people, Lloyds TSB is well positioned for the challenges ahead.




                                        ..../more


LLOYDS TSB GROUP ANNUAL GENERAL MEETING STATEMENT/....2


In 2003, Lloyds TSB continues to operate in what is undoubtedly a challenging economic environment, as global stock markets remain weak and the rate of growth in consumer credit has started to slow. The Group is, however, continuing to increase its market share in a number of key product areas, particularly mortgages and credit cards. Costs remain under tight control and overall Group asset quality remains satisfactory."



For further information:-



Investor Relations

Michael Oliver                                   +44 (0) 20 7356 2167

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk



Ian Gordon                                       +44 (0) 20 7356 1264

Senior Manager, Investor Relations

E-mail: ian.gordon@ltsb-finance.co.uk





Media

Terrence Collis                                  +44 (0) 20 7626 1500

Director of Group Corporate Communications

E-mail: terrence.collis@lloydstsb.co.uk



Mary Walsh                                        +44 (0) 20 7626 1500

Head of Media Relations

E-mail: mary.walsh@lloydstsb.co.uk





FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.


END

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  16 April, 2003